LORD ABBETT SECURITIES TRUST

90 Hudson Street

Jersey City, NJ 07302

January 18, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:

Pre-Effective Amendment No. 3 to Registration Statement on
Form N-14 (Registration Statement (“Registration Statement”)
of Lord Abbett Securities Trust (the “Company”), File Nos.
1933 Act File No. 333-185183 and 811-07538

Ladies and Gentlemen:

Pursuant to: (i) the Securities Act of 1933, as amended (the “1933 Act”); (ii) the General Instructions to Form N-14; and (iii) Regulation S-T, enclosed herewith for filing on behalf of the Company is Pre-Effective Amendment No. 3 (the “Amendment”) to the Company’s Registration Statement on Form N-14, which was filed with the Commission on November 29, 2012. The Amendment relates to the proposed reorganization of Lord Abbett Stock Appreciation Fund into Lord Abbett Growth Leaders Fund, a series of the Registrant.

The Amendment is being filed for the purpose of furnishing an undertaking to file the tax opinion required by Item 16(12) of Form N-14 upon the closing of the reorganization. The Company is concurrently filing a request for acceleration of the effectiveness of the Registration Statement, or as soon as practicable thereafter.

If you have any questions or comments, please do not hesitate to contact the undersigned at (201) 827-2225 or Brooke A. Fapohunda at (201) 827-2279.

Sincerely,

/s/ Thomas R. Phillips

Thomas R. Phillips

Vice President and Assistant Secretary